March 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attention: John Reynolds

Re:	Caliburn International Corporation/Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (File No. 333-227911)

Ladies and Gentlemen:

Caliburn International Corporation, a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-227911), initially filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2018, as thereafter amended, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Company requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Pursuant to paragraph (c) of Rule 477 of the Securities Act, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Holt Goddard via email at holt.goddard@whitecase.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Holt Goddard at (212) 819-8685 of White & Case LLP with any questions regarding request for withdrawal, or if you require any additional information. Thank you for your assistance.

Sincerely,

By: /s/ Thomas J. Campbell

Name: Thomas J. Campbell

Title:   Chairman

cc:	James D. Van Dusen, Chief Executive Officer, President and Director

William King, General Counsel, Caliburn International Corporation

Colin Diamond, Esq., White & Case LLP

Holt Goddard, Esq., White & Case LLP